Exhibit 99.58

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES NEW SENIOR CREDIT FACILITY

Newbury Park, CALIFORNIA, May 20, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQB: KGEIF (temporarily: KGEID), announces that its indirect wholly owned subsidiary BNK Petroleum (US) Inc. (“BNK US”) has entered into a new US $75 million revolving line of credit (“new facility”) from BOK Financial (“BOKF”) with an initial commitment amount of US$20,000,000.

The new facility has a four year term and provides for interest only payments until the June 2026 maturity date, with bi-annual scheduled reserve redeterminations. Initial proceeds from the new facility were used to fund the re-payment of BNK US’ previous facility with BOKF. The new facility bears interest at a per annum rate equal to an elected SOFR rate plus a margin ranging from 3% to 4%, depending on the borrowing base utilization amount. The Company currently has US$16.2 million drawn on the new facility which bears interest at 4.64%, assuming the current SOFR rate.

Post consolidation the Company’s ticker remains KEI on the TSX. On the OTCQB due to the consolidation the ticker has temporarily changed to KGEID for 20 business days, at which time it will revert back to KGEIF.

Commenting on the new facility, Wolf Regener, President and CEO, said, “We appreciate having BOKF’s continued support of our Tishomingo project. The new loan provides us with additional credit available and extended maturity to June 2026. We plan to use this facility and our cash flow to continue our 2022 drilling program in the 3rd quarter.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws, including statements regarding payments under the credit facility and the Company’s plans and objectives. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.